BPJ 3/10

[redacted]

08028746

UNITED STATES
[redacted]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]NUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NWT Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 1st Place NW
(No. and Street)

Issaquah (City) WA (State) 98027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pettis Rumsey Inc PS
(Name – *if individual, state last, first, middle name*)

4229 76th St NE #102 (Address) Marysville (City) WA (State) 98270 (Zip Code)

PROCESSED
B MAR 2 1 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/20

OATH OR AFFIRMATION

I, Scott Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NWT Financial Group LLC, as of February 28, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEFFREY C. CHAMPINE
COMMISSION EXPIRES
NOTARY
PUBLIC
4-9-08
STATE OF WASHINGTON

Signature

C.O.O.

Title

Jeffrey C. Champine

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS & REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

NWT FINANCIAL GROUP LLC

December 31, 2007

CONTENTS

PETTIS RUMSEY, INC. P.S.
PO BOX 277
MARYSVILLE, WA 98270
360-659-8502

Managing Member
NWT Financial Group LLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying statement of financial position of NWT Financial Group LLC, as of December 31, 2007, and the related statements of income and statement of changes in member's equity, cash flows and schedules for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NWT Financial Group LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Pettis Rumsey Inc.

Pettis Rumsey, Inc. P.S.
Marysville, WA
February 25, 2008

NWT Financial Group LLC
Statement of Financial Condition
As of December 31, 2007

ASSETS

CURRENT ASSETS		
Cash		191,871.26
Penson Fee Account	$	546.92
Penson Receivable		184,841.82
Total Current Assets		377,260.00
PROPERTY AND EQUIPMENT		
Computer/Telephone Equipment		2,830.62
Less: Accumulated Depreciation		(566.12)
Net Property and Equipment		2,264.50
OTHER ASSETS		
NASD CRD Account		512.75
Penson Clearing Deposit		37,086.23
Townsend Trading Deposit		5,000.00
Prepaid Expenses		12,517.87
Total Other Assets		55,116.85
TOTAL ASSETS	$	434,641.35

The accompanying notes are an integral part of this financial statement.

NWT Financial Group LLC
Statement of Financial Condition
As of December 31, 2007

LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES		
Commissions Payable	$	115,112.00
Other Payables		197,182.64
Payroll Liabilities		9,146.07
Total Current Liabilities		321,440.71
LONG-TERM LIABILITIES		
Total Liabilities		321,440.71
EQUITY		
Paid in Capital		90,500.00
Retained Earnings		435.87
Current Profit or (Loss)		22,264.77
Total Equity		113,200.64
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	434,641.35

The accompanying notes are an integral part of this financial statement.

NWT Financial Group LLC
Statement of Income
For the 12 Months Ended December 31, 2007

	12 Months Ended December 31, 2007
Sales	
Commission Income	$ 1,848,031.69
Interest Income	93,702.27
Other Income	37,140.60
Fee Income	174,669.80
Total Sales	2,153,544.36
Cost of Goods Sold	
Clearing & Execution Charges	520,888.23
Commission Expense	487,326.37
Error Account	1,524.29
Total Cost of Goods Sold	1,009,738.89
Gross Profit	1,143,805.47
Operating Expenses	
Professional Fees	137,035.35
Advertising	5,798.42
Bank Charges	1,015.35
Auto Expenses	7,048.00
Contributions	280.00
Depreciation	566.12
Information Services	19,759.72
Dues & Subscriptions	3,516.92
Regulatory Fees	6,382.25
Insurance	48,019.31
Interest	1.15
Office Expense	24,309.71
Rent	36,800.00
B&O Excise Tax	25,191.31
Payroll Taxes	43,675.68
Personal Property Taxes	2,855.23
Telephone	26,853.83
Travel & Lodging	31,566.70
Utilities	4,307.80
Wages - Employees	696,557.85
Total Operating Expenses	1,121,540.70
Operating Income (Loss)	22,264.77
Net Income (Loss)	$ 22,264.77

The accompanying notes are an integral part of this fianancial statement.

NWT FINANCIAL GROUP LLC
Statement of Changes In Member's Equity
For Year Ended December 31, 2007

	Paid-in Capital	Retained Earnings	Profit	Totals
Balance, January 1, 2007	$ 80,500.00	$ 435.87		$ 80,935.87
Capital Contributed	$ 10,000.00			$ 10,000.00
Net Income (Current Year)			$ 22,264.77	$ 22,264.77
Balance, December 31, 2007	$ 90,500.00	$ 435.87	$ 22,264.77	$ 113,200.64

The accompanying notes are an integral part of this financial statement.

NWT Financial Group LLC
Statement of Cash Flows
For the year ended December 31, 2007

Increase (Decrease) in Cash	
Cash flows from operating activities:	
Net Earnings	22,264.77
Adjustments to reconcile net earnings to net cash provided by operating activities	
Depreciation	566.12
Accounts receivable	(128,523.97)
Penson accounts	(352.02)
Prepaid Expenses	(12,517.87)
NASD CRD	(282.75)
Penson Clearing Deposit	(1,587.43)
Accounts payable	(2,906.64)
Commissions payable	105,372.87
Other payables	87,549.16
Payroll Liabilities	9,146.07
Net Cash provided by operations	78,728.31
Cash flows from investing activities:	
Equipment Purchased	(2,830.62)
	-
Cash flows from financing activities:	
Capital investment	10,000.00
Net Increase (Decrease) in Cash	85,897.69
Cash beginning of year	105,973.57
Cash end of year	191,871.26

The accompanying notes are an integral part of this financial statement

NWT FINANCIAL GROUP LLC
Statement of Changes in Liabilities Subordinated to Claims of Creditors
As of December 31, 2007

Balance, January 1, 2007	$ -
Increases	$ -
Decreases	$ -
Balance, December 31, 2007	$ -

The accompanying notes are an integral part of this financial statement.

NWT FINANCIAL GROUP LLC
Statement of Net Capital
As of December 31, 2007

Total Ownership Equity		$ 113,200.64
Ownership Equity Not Allowable		$ -
Total Ownership Equity Qualified for Net Capital		$ 113,200.64
Less Non-Allowable Assets:		
A) Townsend Trading Deposit	$ (5,000.00)	
B) Prepaid Expenses	$ (12,518.87)	
C) Net Equipment	$ (2,264.50)	
C) NASD CRD Account	$ (512.75)	
Total Non-Allowable Assets		$ (20,296.12)
Less Haircuts on Securities		$ (2,785.00)
Net Capital		$ 90,119.52

The accompanying notes are an integral part of this financial statement.

NWT FINANCIAL GROUP LLC
Statement of Computation of Reserve Requirements
Pursuant to Rule 15c3-1
As of December 31, 2007

Total Aggregate Indebtedness from Statement of Financial Position		$ 321,440.71
A) Minimum Net Capital Required (6.67% of Aggregate Indebtedness)		$ 21,536.53
B) Minimum dollar net capital requirement		$ 5,000.00
Net Capital Requirement (Greater of line A or B)		$ 21,536.53
Excess Net Capital		
Net Capital	$ 90,119.52	
Less Capital Requirement	$ (21,536.53)	
Total Excess Net Capital		$ 68,582.99

The accompanying notes are an integral part of this financial statement.

NWT FINANCIAL GROUP LLC
Computation of Net Capital
Pursuant to Rule 15c3-1
For Year Ended December 31, 2007

Total Member's Equity		$113,200.64
Less non-allowable assets		
Townsend Trading Deposit	$ 5,000.00	
Prepaid Expenses	$ 12,518.87	
Net Fixed Assets	$ 2,264.50	
NASD CRD Account	$ 512.75	
Less Securities Haircut	$ 2,785.00	
		$ 23,081.12
Net Capital		$90,119.52
Total aggregate indebtedness		$ 321,440.71
Ratio of aggregate indebtedness to net capital		357
Minimum Net Capital		$5,000

Note: There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2007.

The accompanying notes are an integral part of this financial statement

NWT Financial Group LLC
Notes to Financial Statements
December 31, 2007

Note 1 - Description of Company and Summary of Significant Accounting Policies

Nature of Operations

NWT Financial Group LLC is a Washington state limited liability company and was formed on March 2, 2006 The company operates a broker-dealer business at 275 1st Place NW Issaquah, WA. The company is a registered broker-dealer licensed by the United States Securities And Exchange Commission (SEC) and is a member of the Financial Industrial Regulatory Authority and the Securities Investor Protection Corporation.

Financial Statement Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles and practices within broker-dealer industry. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the statement of financial position and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The company considers all amounts included in the balance sheet caption "Cash" to be cash equivalents. The company maintains its cash in depository institution accounts insured by the federal deposit insurance corporation. The company has not experienced any losses in such accounts.

Fixed Assets

As of December 31, 2006 the company owns office equipment at a cost of $2,830.62.

Accounts Receivable

The company is reporting a balance of $184,841.82 is from its December 2007 operations. due from Penson Financial Services, Inc. The company recognizes revenue as earned.

Note 2 - Tax Status

S corporation tax status has been elected by the member of the LLC. An S corporation is not a tax paying entity. Any income or operating loss arising from the activities of the company is reported, after appropriate adjustments, on the personal income tax return of the member. Because of this, on the income statement there is no provision for income tax expense, and the statement of financial position does not report any income tax liability.

Note 3 - Payables

The company had a balance of $197,182.64 in other payables made up of the following breakdown:

Merrill Lynch	$	5,032.15	
Interactive Data		910.48	
Townsend Analytics		19,583.56	
NYSE		412.75	
NYSE ARCA		5,560.31	
Capital One		9,651.20	
Various Utilities		1,753.35	
GTS Marketing		10,000.00	
Risa Tamaoki (Mrktg)		10,000.00	
NASDAQ/INET		1,178.20	
Bank of America		6,130.24	
Penson		36.40	
MF Global		1,553.40	
AMEX		380.60	
Scott Baker		45,000.00	
Dave Niederkrome		40,000.00	
John Jessum		40,000.00	
Total Other Payables			$197,182.64

Note 4 - Long Term Debt

As of December 31, 2007 the company had no long-term debt obligations.

Note 5 - Commitments

The company leases office facilities in Issaquah, WA from JDS Management. During 2007 rent was $3066.66 per month. Starting in 2007 rent will be annually adjusted per the consumer price index.

Note 6 - Related Party Transactions

Dave Niederkrome, John Jessum & Scott Baker are the members of NWT Financial Group LLC. They are each owners of JDS Management which is the office landlord.

Note 7 - Net Capital Requirements

Per rule 15c3-1of the Securities Exchange Act of 1934 the company is required to maintain a minimum net capital & a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.
The requirement for a first year company such as NWT Financial Group LLC is 6.67% of Indebtedness of the company. For December 31, the requirement is $21,536.09. The company therefore had excess capital of $68,582.99.
The basic concept of the rule is that the broker-dealer in securities has at all times sufficient liquid assets to cover current indebtedness, for 2007 both targets were met.

Note 8 - Information Relating To Possession or Control Requirements for Broker-Dealers Pursuant To Rule 15c-3

The company is exempt from Rule 15c-3 under the exemptive provisions of paragraph (k)(2)(ii) and, accordingly, has no possession or control requirements.

Note 9 - Computation of Determination of Reserve Requirements for Broker-Dealers Pursuant To Rule 15c3-3

Because the company does not hold any funds or securities for the account of any customers, as defined by the Securities and Exchange Commission Rule 15c3-3, no reserve is required. Consequently, a reserve requirement was not calculated and a reconciliation to that calculation is not included.

Note 10 - LLC Membership

Effective December 29, 2007 Scoot Baker & John Jessum became 1/3 members in NWT Trading LLC. This was based on their previous ownership in Northwestern Trading Inc. whose assets were transferred into NWT Trading LLC at its formation.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Managing Member
NWT Financial Group LLC

In planning and performing our audit of the financial statements and supplementary schedules of NWT Financial Group LLC ("the Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have a made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and the procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become

inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or the operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for this purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Pettis Rumsey Inc.

February 25, 2008
Marysville, WA 98270

END